Exhibit 13

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars and shares in thousands, except per share amounts)

	March 31, 2005	December 31, 2004
	(Unaudited)
ASSETS
Property and equipment	$2,637,362	$2,581,720
Accumulated depreciation	(530,049)	(506,632)

	2,107,313	2,075,088

Investments in and advances to unconsolidated affiliates	70,451	84,796
Prepaid expenses and other assets	34,313	34,533
Insurance claim receivable	60,896	76,056
Accounts receivable, net of allowance for doubtful accounts of $358 and $691	40,506	32,979
Restricted cash	62,946	58,413
Cash and cash equivalents	53,870	60,540

	$2,430,295	$2,422,405

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt	$1,600,177	$1,573,276
Accounts payable and accrued expenses	69,897	75,527
Accrued interest	35,812	41,165
Due to Interstate Hotels & Resorts	18,045	21,799
Other liabilities	20,252	11,553

Total liabilities	1,744,183	1,723,320

Minority interests	13,706	14,053
Stockholders’ equity:
Common stock, par value $0.01 per share
Authorized—100,000 shares
Issued—89,877 and 89,739 shares	898	897
Additional paid-in capital	1,466,982	1,465,658
Accumulated deficit	(751,837)	(738,393)
Common stock held in treasury—2,438 and 2,372 shares	(43,637)	(43,130)

Total stockholders’ equity	672,406	685,032

	$2,430,295	$2,422,405

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

(Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2005	2004
Revenue:
Hotel operations:
Rooms	$125,995	$129,992
Food and beverage	51,858	49,110
Other hotel operations	11,384	15,340
Office rental, parking and other revenue	1,858	1,368

Total revenue	191,095	195,810

Hotel operating expenses:
Rooms	31,359	31,686
Food and beverage	37,509	36,907
Other hotel operating expenses	7,116	9,475
Office rental, parking and other expenses	824	585
Other operating expenses:
General and administrative, hotel	32,105	32,264
General and administrative, corporate	3,533	3,882
Property operating costs	29,682	29,735
Depreciation and amortization	24,888	25,517
Property taxes, insurance and other	10,989	16,334
Loss on asset impairments	—	184

Operating expenses	178,005	186,569

Equity in income/loss of and interest earned from unconsolidated affiliates	1,634	1,600
Hurricane business interruption income	2,281	—

Operating income	17,005	10,841

Minority interest	347	946
Interest expense, net	(30,714)	(34,502)
Loss on early extinguishments of debt	(60)	(5,923)

Loss before income taxes and discontinued operations	(13,422)	(28,638)

Income tax (expense) benefit	(22)	524

Loss from continuing operations	(13,444)	(28,114)

Discontinued operations:
Loss from discontinued operations before income tax	—	(12,220)
Income tax benefit	—	89

Loss from discontinued operations	—	(12,131)

Net loss	$(13,444)	$(40,245)

Basic loss per share:
Loss from continuing operations	$(0.15)	$(0.41)
Loss from discontinued operations	—	(0.18)

Net loss per basic share	$(0.15)	$(0.59)

Diluted loss per share:
Loss from continuing operations	$(0.15)	$(0.41)
Loss from discontinued operations	—	(0.17)

Net loss per diluted share	$(0.15)	$(0.58)

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

(Dollars in thousands)

	Three Months Ended March 31,
	2005	2004
Operating activities:
Net loss	$(13,444)	$(40,245)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	24,859	27,160
Loss on asset impairments	—	5,011
Loss on sale of assets, before tax effect	—	6,946
Loss on early extinguishments of debt	60	5,923
Minority interests	(347)	(946)
Equity in loss of unconsolidated affiliate	1,370	—
Amortization of unearned stock-based compensation	277	587
Deferred income taxes	—	(487)
Changes in operating assets and liabilities:
Accounts receivable	7,633	(2,767)
Prepaid expenses and other assets	(112)	4,920
Receivables from unconsolidated affiliates	13,004	(1,600)
Due from/to Interstate Hotels & Resorts	(3,754)	(5,461)
Accounts payable, accrued expenses, accrued interest and other liabilities	(8,012)	(1,677)

Net cash provided by (used in) operating activities	21,534	(2,636)

Investing activities:
Capital expenditures for property and equipment	(55,642)	(23,737)
Proceeds from sales of assets	—	74,075
Increase in restricted cash	(4,533)	(2,133)
Costs associated with disposition program and other, net	—	(3,304)

Net cash (used in) provided by investing activities	(60,175)	44,901

Financing activities:
Prepayments on long-term debt	(1,531)	(75,497)
Scheduled payments on long-term debt	(2,731)	(2,307)
Proceeds from mortgage loan, net of financing costs	36,714	—
Distributions to minority investors	—	(141)
Repurchase of common stock	(507)	—
Other	26	(77)

Net cash provided by (used in) financing activities	31,971	(78,022)

Effect of exchange rate changes on cash and cash equivalents	—	(150)

Net decrease in cash and cash equivalents	(6,670)	(35,907)
Cash and cash equivalents, beginning of period	60,540	230,884

Cash and cash equivalents, end of period	$53,870	$194,977

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$36,393	$43,755
Income tax payments, net of (refunds)	$22	$(911)

Non-cash investing and financing activities:
Senior subordinated debt redeemed in exchange for common stock	$—	$38,000
Redemption of OP units	$—	$20
Change of fair value of interest rate swap	$6,750	$—

MERISTAR HOSPITALITY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

1.	Organization

MeriStar Hospitality Corporation is a real estate investment trust, or REIT. We own a portfolio of primarily upper upscale, full-service hotels and resorts in the United States. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of March 31, 2005, we owned 73 hotels with 20,319 rooms, all of which were leased by our taxable subsidiaries. 71 of these hotels were managed by Interstate Hotels & Resorts (“Interstate”), one hotel was managed by The Ritz-Carlton Hotel Company, LLC (“Ritz-Carlton”), a subsidiary of Marriott International, Inc., and one hotel was managed by another subsidiary (“Marriott”) of Marriott International, Inc. (collectively with Interstate and Ritz-Carlton, the “Managers”).

The Managers operate the 73 hotels we owned as of March 31, 2005 pursuant to management agreements with our taxable subsidiaries. Under these management agreements, each taxable subsidiary pays a management fee for each property to the Manager of its hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases.

Under the Interstate management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. The agreements have initial terms expiring on January 1, 2011 with three renewal periods of five years each at the option of Interstate, subject to some exceptions. Additionally, our franchise fees generally range from 2.0% to 7.4% of hotel room revenues.

Under the Ritz-Carlton and Marriott management agreements, the base management fee is 3.0% and 2.5% of total hotel revenue, respectively, through 2005 and 3.0% under both thereafter, plus incentive payments based on meeting performance thresholds that could total up to an additional 2.0% of total revenue and 20% of available cash flow (as defined in the relevant management agreement), respectively. The agreements have initial terms expiring in 2015 and 2024, respectively, with four and three renewal periods of 10 and five years each, respectively, at the option of Ritz-Carlton and Marriott. The Ritz-Carlton and Marriott management agreements include certain limited performance guarantees by the relevant manager which are designed primarily to provide downside performance protection and run through 2005 and up to 2008, respectively. Management, based upon budgets and operating trends, expects payments under these guarantees for 2005 and in the future to be minimal.

2.	Summary of Significant Accounting Policies

Interim Financial Statements. We have prepared these unaudited interim financial statements according to the rules and regulations of the United States Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2004.

In our opinion, the accompanying unaudited consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Basis of Presentation and Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company, its subsidiaries and its controlled affiliates. We consolidate entities (in the absence of other factors when determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. Additionally, if we determine that we are an owner in a variable interest entity within the meaning of the Financial Accounting Standards Board, or FASB, revision to Interpretation No. 46, “Consolidation of Variable Interest Entities” and that our variable interest will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, then we will consolidate the entity. All material intercompany transactions and balances have been eliminated in consolidation. One of our properties reports results over 13 four week periods each year. We include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

Use of Estimates. Preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

Property and Equipment. We record our property and equipment at cost, or at fair value at the time of contribution for contributed property. We use the straight-line method for depreciation. We depreciate the majority of our buildings and improvements over an estimated useful life of 20 to 40 years, or the remaining terms of a ground lease, if shorter. We depreciate furniture, fixtures and equipment over lives ranging from five to seven years, and computers over three to five years. During the three months ended March 31, 2005 and 2004, we recognized depreciation expense of $23.4 million and $24.5 million, respectively. For the three months ended March 31, 2005 and 2004, we capitalized interest of $2.7 million and $0.7 million, respectively.

Held for Sale Properties. Held-for-sale classification requires that the sale be probable and that the transfer of the asset is expected to be completed within one year, among other criteria. Assessing the probability of the sale requires significant judgment due to the uncertainty surrounding completing the transaction, and as a result, we have developed the following policy to aid in the assessment of probability. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and

•	We have a significant non-refundable deposit.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the assets and liabilities relating to our held for sale properties on our consolidated balance sheet.

Cash Equivalents and Restricted Cash. We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds. Restricted cash represents amounts held in escrow in accordance with the requirements of certain of our credit facilities.

Impairment or Disposal of Long-Lived Assets. We record as discontinued operations the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of and where we have no continuing involvement. Any gains or losses on final disposition are also included in discontinued operations.

Whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired, an analysis is performed to determine the recoverability of the asset’s carrying value. When we conclude that we expect to sell or otherwise dispose of an asset significantly before the end of its previously estimated useful life, we perform an impairment analysis on that asset (as is the case for assets we are considering for disposition). We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

Accounting for Costs Associated with Exit or Disposal Activities. We recognize a liability for a cost associated with an exit or disposal activity only when the liability is incurred, and measure that liability initially at fair value. Hotels of which we dispose may be managed under agreements that require payments as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. To date, we have not incurred any management agreement termination obligations other than in connection with sales of hotels.

Stock-Based Compensation. We apply the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, for new stock options issued under our compensation programs. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. We grant options with an exercise price equal to the price of our common stock on grant date. Compensation costs related to stock options are included in general and administrative expenses on the accompanying consolidated statement of operations. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As we granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation plans, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant for fixed plan awards, while variable plan awards are re-measured based upon the intrinsic value of the award at each balance sheet date.

Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net loss and per share amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per share amounts):

	Three Months Ended March 31,
	2005	2004
Net loss, as reported	$(13,444)	$(40,245)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	605	587
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(611)	(651)

Net loss, pro forma	$(13,450)	$(40,309)

Loss per share, as reported:
Basic	$(0.15)	$(0.59)
Diluted	$(0.15)	$(0.58)

Weighted average fair value of options granted	N/A *	$0.34

Loss per share, pro forma:
Basic	$(0.15)	$(0.59)
Diluted	$(0.15)	$(0.58)

*	No options were granted during the three months ended March 31, 2005.

These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per share in future years.

Derivative Instruments and Hedging Activities. Our interest rate risk management objective is to manage the effect of interest rate changes on earnings and cash flows. We look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the derivative’s effectiveness and whether the derivative has been designated as a cash flow or fair value hedge.

Acquisition of Hotels. Our hotel acquisitions consist almost exclusively of land, building, furniture, fixtures and equipment. We allocate the purchase price among these asset classes and any acquired intangible assets based upon their respective fair values as required by SFAS No. 141, “Business Combinations.”

Investments in Unconsolidated Affiliates. We have non-controlling interests in entities which we account for under the cost method or equity method of accounting. Our investment in MeriStar Investment Partners, L.P. (“MIP”) is a limited partner interest with no participation rights in the management, affairs or operations of the entity, and is accounted for using the cost method. We recognize our preferred return on this investment quarterly as it becomes due to us; this investment is reflected in a separate line item on our Consolidated Balance Sheets. Our investment in Radisson Lexington Avenue Hotel is accounted for using the equity method, since we are presumed to exert significant influence on this entity due to our ownership percentage of 49.99%. Accordingly, we recognize 49.99% of the profit and loss of the investee. This investment is also reflected in a separate line item on our Consolidated Balance Sheets. Our investments in unconsolidated affiliates are periodically reviewed for other than temporary declines in market value. An impairment is recorded as a reduction to the carrying value of the investment for any declines which are determined to be other than temporary.

Accounting for the Impact of the Hurricane Damage to Florida Properties. In August and September 2004, hurricanes caused substantial damage to a number of our hotels located in Florida. The hurricane damage and local evacuation orders also caused significant business interruption at many of our Florida properties, including the complete closure of certain hotels. As a result, seven of our hotels were closed for an extended period of time, and five others were affected in varying degrees.

We have comprehensive insurance coverage for both property damage and business interruption. Some properties are requiring substantial repair and reconstruction and have remained closed while such repairs are completed. Our recovery effort is extensive and includes replacing portions of buildings, landscaping and furniture, as well as upgrading to comply with changes in building and electrical codes. As of March 31, 2005, the net book value of the property damage is estimated to be at least $65.5 million; however, we are still assessing the impact of the hurricanes on our properties, and final net book value write-offs could vary from this estimate. Changes to this estimate will be recorded in the periods in which they are determined. We have recorded a corresponding insurance claim receivable for this $65.5 million net book value amount because we believe that it is probable that the insurance recovery, net of deductibles, will exceed the net book value of the damaged portion of these assets. The recovery is based on replacement cost, and we have submitted claims substantially in excess of $65.5 million.

While we expect the insurance proceeds will be sufficient to cover most of the replacement cost of the restoration of these hotels, certain deductibles (primarily windstorm) and limitations will apply. Moreover, while we are receiving and expect to continue to receive interim insurance payments, no determination has been made as to the total amount or timing of those insurance payments, and those insurance payments may not be sufficient to cover the costs of all the restoration of the hotels. To the extent that insurance proceeds, which are calculated on a replacement cost basis, ultimately exceed the net book value of the damaged property, a gain will be recorded in the period when all contingencies related to the insurance claim have been resolved and the relevant payments have been received.

As of March 31, 2005, seven of our Florida properties remained substantially closed due to hurricane damage. As of May 2, 2005, six of these properties remained substantially closed. Additionally, as of March 31, 2005, two properties that suffered varying amounts of hurricane damage had certain rooms and conference facilities out of service. Where possible and in order to mitigate loss of revenues, some permanent repairs to damaged properties have been deferred during the Florida “high season”, which generally lasts from late December through early April, in order to have facilities available to meet demand. These damaged facilities will be removed from service for permanent repairs at a later date. We have hired consultants to assess our business interruption claims and are currently negotiating with our insurance carriers regarding the amount of loss for these income losses sustained. To the extent that we are entitled to a recovery under the insurance policies, we will recognize a receivable when it can be demonstrated that it is probable that such insurance recovery will be realized, and such receivable will then be reflected as a component of operating income. Any gain resulting from business interruption insurance for lost income will not be recognized until all contingencies related to the insurance recoveries are resolved and collection of the relevant payments is probable. These income recognition criteria will likely often result in business interruption insurance recoveries being recorded in a period subsequent to the period that we experience lost income from the affected properties, resulting in fluctuations in our net income that may reduce the comparability of reported quarterly results for some periods into the future.

Under these income recognition criteria, as of March 31, 2005, we have recorded a business interruption recovery gain of $2.3 million due to receiving recognition of a minimal level of business interruption profit that the insurance companies are willing to recognize without any contingencies at this time for certain of our hurricane-affected properties. Our business interruption claims substantially exceed the amount of this minimal recognition to date. We ultimately expect to recognize additional business interruption insurance profit as we proceed further through the claims process.

Through March 31, 2005, we have incurred recoverable costs related to both property damage and business interruption recoveries totaling $56.4 million. In addition, we recorded a receivable of $65.5 million related to the write-off of the net book value of the damaged portion of our assets. We collected $63.3 million in insurance advances through March 31, 2005, of which $61.0 million reduced our receivable balance, and $2.3 million represented income on our business interruption recoveries. We have collected an additional $7.2 million in advances from April 1 through May 2, 2005. The cost recoveries are recorded on the expense line item to which they relate; therefore there is no net impact to any line item or our results.

The following is a summary of hurricane-related activity recorded (in millions):

Hurricane Receivable

March 31, 2005
Fixed assets net book value write down	$65.5
Recoverable costs incurred	56.4
Business interruption income	2.3
Payments received	(63.3)

$60.9

New Accounting Pronouncements. In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which requires companies to recognize compensation cost relating to share-based payment transactions, and measure that cost based on the fair value of the equity or liability instruments issued. We are required to comply with the provisions of this statement beginning with the first quarter of 2006. We do not expect the adoption of this revised standard to have a material effect on our accounting treatment for share-based payments, as we adopted the transition provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” on January 1, 2003 and elected to recognize compensation expense for options granted subsequent to December 31, 2002 under the fair-value-based method.

The FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” in December 2004. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We are required to comply with the provisions of this statement for the third quarter of 2005. We have not entered into or modified any transactions within the scope of this standard, nor do we have any existing transactions that fall within the scope of SFAS No. 153.

Reclassifications. Certain prior period information has been reclassified to conform to the current period presentation. These reclassifications have no impact on consolidated net loss.

3.	Comprehensive Loss

Comprehensive loss equaled net loss for the three months ended March 31, 2005, as we no longer have foreign operations. Comprehensive loss was $40.5 million for the three months ended March 31, 2004, which consisted of net loss ($40.2 million) and foreign currency translation adjustments.

4.	Acquisitions

On May 10, 2004 and June 25, 2004, we acquired the 366-room Ritz-Carlton, Pentagon City in Arlington, Virginia and the 485-room Marriott Irvine in Orange County, California, respectively, for a total purchase price of $185.5 million, plus net acquisition costs and adjustments of $0.9 million.

The acquisitions were accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in our financial statements since the date of purchase. On an unaudited pro forma basis, revenues, net income and basic and diluted loss per share for the three months ended March 31, 2005 and 2004 would have been reported as follows if the acquisitions had occurred at the beginning of each of the respective periods (in thousands, except per share amounts):

	Three Months Ended March 31,
	2005	2004
Total revenue	$191,095	$207,221
Net loss	(13,444)	(39,422)
Net loss per share:
Basic and Diluted	$(0.15)	$(0.57)

5.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	March 31, 2005	December 31, 2004
Land	$244,088	$244,088
Buildings and improvements	1,940,443	1,926,813
Furniture, fixtures and equipment	307,070	295,562
Construction-in-progress	145,761	115,257

	$2,637,362	$2,581,720

For the three months ended March 31, 2005 and 2004, we capitalized interest of $2.7 million and $0.7 million, respectively.

We incurred no impairment losses during the first quarter of 2005. During the first quarter of 2004, we recognized impairment losses of $5.0 million, of which $4.8 million is recorded in discontinued operations as of March 31, 2005 (see Note 11).

The impairment charges recorded during the first quarter of 2004 were triggered by an expectation that a property would be sold significantly before the end of its estimated useful life. The impairment charges were based on our estimates of the fair value of the properties we were actively marketing based on available market data. These estimates required us to make assumptions about the sales prices that we expected to realize for each property as well as the timing of a potential sale. In making these estimates, we considered the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual results could differ materially from these estimates.

6.	Investments in Unconsolidated Affiliates

Investment in Radisson Lexington Avenue Hotel. On October 1, 2004, we acquired a 49.99% interest in the 705-room Radisson Lexington Avenue Hotel in Midtown Manhattan. We made a total investment of $50 million, which includes a $40 million mezzanine loan that matures on October 1, 2014 and yields $5.8 million of cumulative annual interest, and a $10 million equity interest in the hotel. The mezzanine loan is secured by a pledge of the equity interests held by the borrower in an indirect parent of the owner of the hotel, and has a 10-year term. The loan is subordinate to $150 million in senior notes, but has priority over all equity interests.

Our equity investment is accounted for under the equity method of accounting, in accordance with our accounting policies as described in Note 2 to the Consolidated Financial Statements. The interest income from the loan, as well as the income related to the 49.99% share in profits and losses, is recorded in a separate line item “equity in income/loss of and interest earned from unconsolidated affiliates” within operating activities as the operations of this investment are integral to our operations. As of March 31, 2005, we recognized interest income of $1.4 million on the mezzanine loan, which is recognized as earned. Our outstanding loan balance of $40.4 million includes $0.4 million unamortized origination costs associated with the loan. Our initial equity investment balance of $10.1 million includes $0.1 million of external costs incurred. During the three months ended March 31, 2005, we recognized $1.3 million of equity in losses on our equity investment.

Investment in MIP. In 1999, we, through MeriStar Hospitality Operating Partnership, L.P. (“MHOP”), our principal operating subsidiary, invested $40 million in MeriStar Investment Partners, L.P. (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a limited partnership interest, in which we earned (through December 9, 2004) a 16% cumulative preferred return with outstanding balances compounded quarterly. In accordance with MIP’s December 2004 amended and restated partnership agreement, the return on our investment and on our remaining unpaid accrued preferred return was reduced to a 12% annual cumulative return rate, and subordinate only to the MIP debt; and $12.5 million of our $40 million investment was upgraded to receive preference in liquidation over all other investments.

During the fourth quarter of 2003, we recognized a $25.0 million impairment loss on this investment since, at that time, the decline in the underlying value of our investment was deemed other than temporary. As of March 31, 2005, the book value of the original investment is $15.0 million.

In February 2005, MIP completed a $175 million commercial mortgage-backed securities financing, secured by its portfolio of eight hotels. Upon the completion of the financing in February 2005, we received a distribution of $15.5 million, which was applied to reduce our outstanding accrued preferred returns receivable to approximately $4 million.

As of March 31, 2005, our total MIP carrying value was $20.7 million, consisting of the $15.0 million adjusted investment balance and $5.7 million of accrued preferred returns receivable.

We recognize our preferred return quarterly as it becomes due to us. The income, net of related expense, if any, is recorded in the “Equity in income/loss of and interest earned from unconsolidated affiliates” line within operating activities as the operations of this investment are integral to our operations. For the three months ended March 31, 2005 and 2004, we recognized a preferred return of $1.6 million and $1.6 million, respectively, from this investment. As of March 31, 2005 and December 31, 2004, cumulative preferred returns of $5.7 million and $19.7 million, respectively, were due from MIP. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return and from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

7.	Long-Term Debt

Long-term debt consisted of the following (in thousands):

	March 31, 2005	December 31, 2004
Senior unsecured notes due 2011—9.125%	$355,665	$355,665
Senior unsecured notes due 2008—9.0%	270,500	270,500
Senior unsecured notes due 2009—10.5%	224,187	224,187
Secured facility, due 2009	301,388	302,979
Secured facility, due 2013	98,880	99,293
Convertible subordinated notes	170,000	170,000
Senior subordinated notes	32,740	34,225
Mortgage and other debt	161,972	125,051
Unamortized issue discount	(3,731)	(3,950)

	$1,611,601	$1,577,950
Fair value adjustment for interest rate swap	(11,424)	(4,674)

	$1,600,177	$1,573,276

Aggregate future maturities as of March 31, 2005 were as follows (in thousands):

2005 (nine months)	$8,414
2006	12,031
2007	45,523
2008	284,741
2009	503,526
Thereafter	757,366

$1,611,601
Fair value adjustment for interest rate swap	(11,424)

$1,600,177

Senior subordinated notes. During the three months ended March 31, 2005, we repurchased, using available cash, $1.49 million of our senior subordinated notes (plus $0.06 million of accrued interest). We recorded a loss on early extinguishment of debt of $0.06 million and wrote off deferred financing costs of $0.01 million related to this activity. The write off of deferred financing costs is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Mortgage and other debt. On January 26, 2005, we entered into a $37.7 million mortgage loan on our Hilton Crystal City hotel that bears interest at a fixed rate of 5.84%. The mortgage requires interest only payments for the first three years and then monthly payments of interest and principal over the remaining portion of the ten year term of the loan, with the majority of the principal balance paid at the end of the ten year term. Our net proceeds of $34.7 million are net of a $3 million escrow reserve for future capital expenditures. We incurred financing costs of $0.8 million related to this mortgage.

Derivatives. As of March 31, 2005 and December 31, 2004, the fair value of our interest rate swap was approximately an $11.4 million liability and $4.7 million liability, respectively. This amount is recorded on our consolidated balance sheet in the other liabilities line item with a corresponding debit recorded to long-term debt. During the three months ended March 31, 2005, we earned net cash payments of $0.9 million under the swap, which were recorded as a reduction in interest expense. In conjunction with the interest rate swap, we have posted collateral of $18.9 million and $12.0 million as of March 31, 2005 and December 31, 2004, respectively, which is recorded as restricted cash. The required collateral amount fluctuates based on the changes in the swap rate and the amount of time left to maturity. During the three months ended March 31, 2005, our posted collateral ranged from $10.9 million to $18.9 million. However, due to the terms of the swap agreement, our posted collateral must be a minimum amount calculated per the agreement, which was $6.3 million as of March 31, 2005. We will receive all remaining collateral upon maturity of the swap.

8.	Stockholders’ Equity and Minority Interests

Common Stock Transactions. During the three months ended March 31, 2005, we awarded 133,937 shares of common stock to employees, with a value of $1.0 million, related to our annual incentive plan for 2004. Of these shares, 63,935 were repurchased as treasury stock to satisfy the minimum statutory tax withholding requirements, and 70,002 shares were issued. During the three months ended March 31, 2005, we issued 3,430 shares of common stock with a value of $0.03 million, related to shares issued under our employee stock purchase plan.

OP Units. Substantially all of our assets are held indirectly by and operated through MeriStar Hospitality Operating Partnership, L.P., our subsidiary operating partnership, (Commission file number 333-63768). Our operating partnership’s partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units (POPs).

No Common OP Units were converted into common stock during the three months ended March 31, 2005. Common OP Unit holders converted 3,686 of their OP Units, with a value of $0.02 million into common stock during the three months ended March 31, 2004. A POPs unit holder converted 15,000 POPs for cash during the three months ended March 31, 2004.

Treasury Stock. As of March 31, 2005 and December 31, 2004, we carried 2.4 million shares in treasury stock. We record and carry treasury stock at cost, and generally acquire treasury stock to cover the Company’s minimum tax withholdings related to stock issued for compensation.

Dividends. We did not declare or pay any dividends in 2005 or 2004.

9.	Loss Per Share

The following table presents the computation of basic and diluted loss per share (in thousands, except per share amounts):

	Three Months Ended March 31,
	2005	2004
Basic Loss Per Share:
Loss from continuing operations	$(13,444)	$(28,114)
Dividends paid on unvested restricted stock	—	—

Loss available to common stockholders	$(13,444)	$(28,114)

Weighted average number of basic shares of common stock outstanding	87,392	68,640

Basic loss per share from continuing operations	$(0.15)	$(0.41)

Diluted Loss Per Share:
Loss available to common stockholders from continuing operations	$(13,444)	$(28,114)
Minority interest	—	(1,083)

Adjusted net loss	$(13,444)	$(29,197)

Weighted average number of basic shares of common stock outstanding	87,392	68,640
Common stock equivalents:
Operating partnership units	—	2,427

Total weighted average number of diluted shares of common stock outstanding	87,392	71,067

Diluted loss per share from continuing operations	$(0.15)	$(0.41)

For the three months ended March 31, 2005 and 2004, 19,100,534 shares and 18,129,255 shares, respectively, consisting of shares issuable upon conversion, exchange or exercise of stock options, certain operating partnership units, and shares from our outstanding convertible notes, were excluded from the calculation of diluted loss per share as their inclusion would be anti-dilutive.

10.	Commitments and Contingencies

In the course of document review with respect to the MIP restructuring, we discovered a potential technical REIT qualification issue relating to a wholly-owned subsidiary of MIP, of which we are deemed to own a de minimis proportionate share. In order to eliminate any uncertainty regarding this issue, we are currently negotiating a closing agreement with the Internal Revenue Service to resolve all REIT qualification matters with respect to this potential issue. As a result of our negotiations with the Internal Revenue Service, we do not anticipate incurring a material tax liability and we expect to remain qualified as a REIT for all prior years. We also remain qualified to operate as a REIT for calendar year 2005.

As part of our asset renovation program, we have entered into contractual obligations with vendors to acquire capital assets and perform renovations totaling approximately $46.1 million to be expended over the next 12 months. Additionally, we have entered into contractual obligations related to capital expenditures as a result of hurricanes in the amount of $25.8 million to be expended over the next 12 months, most of which we expect to reimbursed by our insurance carriers.

11.	Dispositions

No hotels were disposed of in the three months ended March 31, 2005. We disposed of 11 hotels in the three months ended March 31, 2004. As of March 31, 2005 and December 31, 2004, none of our hotels met our criteria for held-for-sale classification. Operating results for the sold hotels, and where applicable, the gain or loss on final disposition, are included in discontinued operations.

Summary financial information included in discontinued operations for these hotels were as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Revenue	$—	$22,369

Loss on asset impairments	$—	$(4,827)
Pretax loss from operations	—	(447)
Loss on disposal	—	(6,946)

	$—	$(12,220)

Loss on disposal resulted primarily from the recognition of termination fees payable to Interstate with respect to these hotels’ management contracts.

12.	Consolidating Financial Statements

We and certain subsidiaries of MHOP, our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of our unsecured subordinated notes. We own a one percent general partner interest in MHOP, and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 96 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents supplementary consolidating financial statements for MHOP, including each of the guarantor subsidiaries. This exhibit presents MHOP’s consolidating balance sheets as of March 31, 2005 and December 31, 2004, consolidating statements of operations for the three months ended March 31, 2005 and 2004, and consolidating statements of cash flows for the three months ended March 31, 2005 and 2004.